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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Teton Energy Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

881628101

(CUSIP Number)

July 11, 2001 and October 20, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c) (as to July 11, 2001)

☒ Rule 13d-1(d) (as to October 20, 2005)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 881628101	Page 2 of 5 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) H. Howard Cooper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 1,569,381 shares(1)
6 SHARED VOTING POWER 0 shares
7 SOLE DISPOSITIVE POWER 1,569,381 shares(1)
8 SHARED DISPOSITIVE POWER 0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,569,381 shares(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.0%
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Of the Common Stock beneficially owned by Mr. Cooper, 107,757 shares represent the number of shares that Mr. Cooper currently holds and 1,461,624 shares represent shares of Common Stock that Mr. Cooper has the right to acquire by the exercise of outstanding stock options and warrants. See item 4 of this Schedule 13G.

CUSIP No. 881628101	Page 3 of 5 Pages

EXPLANATORY NOTE

H. Howard Cooper (the “Reporting Person”) was recently advised by counsel of his reporting obligations under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This filing is being filed in compliance with such ongoing reporting requirements under the Exchange Act. The failure to timely file this filing with the Securities and Exchange Commission (the “SEC”) was not willful or deliberate, but rather was the result of the Reporting Person not being made aware of the ongoing reporting provisions set forth in Section 13 of the Exchange Act. The filing due as of July 11, 2001 is being made under Rule 13d-1(c) because Teton Energy Corporation’s (the “Issuer’s”) securities were first registered under Section 12 of the Exchange Act on that date and the Reporting Person owned more than 5% of the securities of the Issuer at that time. The filing as of October 20, 2005 is being made under Rule 13d-1(d) because the Reporting Person was no longer an officer or director of the Issuer on that date and otherwise qualifies under the requirements of Rule 13d-1(d).

Item 1(a)	Name of Issuer:

Teton Energy Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices.

410 17th Street, Suite 1850 Denver, Colorado 80202

Item 2(a).	Name of Person Filing.

This statement is filed by H. Howard Cooper.

Item 2(b).	Address of Principal Business Office, or, if none, Residence.

The address of the Principal Business Office for H. Howard Cooper is as follows: P.O. Box 774327 Steamboat Springs, CO 80477

Item 2(c).	Citizenship.

H. Howard Cooper is a citizen of the United States of America.

Item 2(d).	Title and Class of Securities.

Common Stock

Item 2(e).	CUSIP Number

881628101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 881628101	Page 4 of 5 Pages

Item 4.	Ownership.

(a)    Amount beneficially owned: As of October 20, 2005, H. Howard Cooper beneficially owned 1,569,381 shares of Common Stock, 1,461,624 shares of which are issuable upon the exercise of outstanding warrants or options.

(b)    Percent of class: 13.0%

(c)    Number of shares as to which such person has:

(i)     Sole power to vote or direct the vote: 1,569,381

(ii)    Shared power to vote or to direct the vote: 0

(iii)  Sole power to dispose or to direct the disposition of: 1,569,381

(iv)   Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 881628101	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2005

/s/ H. HOWARD COOPER
Name:	H. Howard Cooper